PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies declares dividend distribution

Laval, Québec, CANADA – July 17th, 2008 – The Board of Directors of Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB) has declared a dividend distribution to its shareholders.

Neptune's Board of Directors approved a dividend of $ 0.00025 CDN per share on the outstanding common shares of the Corporation for payment to shareholders of record at the close of business on July 28, 2008. This dividend will be payable on or around August 11, 2008 by the issuance of non-convertible notes, with a two year maturity, bearing interest from the first anniversary date of their issuance at a rate of ten percent (10%) per annum, and being redeemable by the obligor at any time, by advance payment, either in cash or in kind, including in equity securities of the obligor of such notes.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.